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04015346

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING APR 01 2004 WASH. D.C. 181 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMC FINANCIAL SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2357-A RENAISSANCE DRIVE
(No. and Street)

LAS VEGAS (City) NV (State) 89119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT TODD PARRIOTT
702-924-2990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

24 SECOND AVE, SW (Address) ABERDEEN (City) SD (State) 57402-0430 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TODD PARRIOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMC FINANCIAL SERVICES, as of March 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C.J. MOODY
Notary Public - Nevada
No. 00-63272-1
My appt. exp. June 1, 2004

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMC FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2003

CMC FINANCIAL SERVICES, INC.

Table of Contents

EideBailly LLP

Consultants • Certified Public Accountants

CMC Financial Services, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheet of **CMC Financial Services, Inc.** (an S corporation), as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the period from January 27, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMC Financial Services, Inc. as of December 31, 2003 and the results of its operations and cash flows for the period from January 27, 2003 (inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Aberdeen, South Dakota
January 13, 2004

24 Second Ave. SW * Aberdeen, South Dakota 57402-0430 * 605.225.8783 * Fax 605.225.0508
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota - Equal Opportunity Employer

CMC FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS		
Current assets		
Cash in bank	$	10,000
	$	10,000
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities	$	-
Stockholder's Equity		
Common stock, 7,500,000 authorized, 1,000 issued and outstanding; $.01 par		10
Paid-in capital		9,990
Retained earnings		-
		10,000
	$	10,000

See Notes to the Financial Statements.

CMC FINANCIAL SERVICES, INC.
INCOME STATEMENT
PERIOD FROM JANUARY 27, 2003 (INCEPTION) TO DECEMBER 31, 2003

Revenues:		
Contributions from related party	$	190,274
Expenses:		
Start-up expenses		(190,274)
Net income	$	-
Income per share	$	-

See Notes to the Financial Statements.

CMC FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
PERIOD FROM JANUARY 27, 2003 (INCEPTION) TO DECEMBER 31, 2003

	Common Stock		Paid-in	Retained	
	Shares	Value	Capital	Earnings	Total
OPENING BALANCE	-	$ -	$ -	$ -	$ -
Stock issued	1,000	10	9,990	-	10,000
Net income	-	-	-	-	-
BALANCE, DECEMBER 31, 2003	1,000	$ 10	$ 9,990	$ -	$ 10,000

See Notes to Financial Statements.

CMC FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
PERIOD FROM JANUARY 27, 2003 (INCEPTION) TO DECEMBER 31, 2003

OPERATING ACTIVITES	
Net income	$ -
NET CASH USED FOR OPERATING ACTIVITES	-
FINANCING ACTIVITES	
Stock issued	10,000
NET CASH FROM FINANCING ACTIVITIES	10,000
NET CHANGE IN CASH	10,000
CASH AT BEGINNING OF THE PERIOD	-
CASH AT DECEMBER 31, 2003	$ 10,000

See Notes to Financial Statements.

CMC FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM JANUARY 27, 2003 (INCEPTION) TO DECEMBER 31, 2003

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company's principal business activity will be the sale of interests in a newly formed real estate investment trust, Bull Street Real Estate Investment Trust, Inc. the "REIT." Filing was recently made with the Securities and Exchange Commission for registration of the REIT securities. The REIT will invest in real estate loans originated and serviced by Consolidated Mortgage Company, a related entity. They commenced operation on January 1, 2004.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Start-up Expenses

Start-up expenses consist principally of legal, accounting, registration and filing fees and are expensed as incurred.

Income Taxes

The Company has elected to be taxed as an S Corporation, which provides that, in lieu of corporate income taxes, the stockholder will separately account for the Company's items of income, deduction, loss and credits. As a result of the election, all income or loss of the Company will ultimately be reportable by the shareholder of the Company. Therefore, no income tax liability or expense has been recorded in these financial statements.

NOTE 2 – RELATED PARTIES

CMC Financial Services will direct and oversee the sale of the REIT's equity securities and will receive a commission based on the sale of these securities. CMC Financial Services is an affiliate of the REIT, as they have common officers and directors.

# # # # #

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

CMC Financial Services, Inc.
Las Vegas, Nevada

Our audit of the financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 and 9 are presented for purposes of additional analysis and is not a required part of the basic financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Aberdeen, South Dakota
January 13, 2004

24 Second Ave. SW * Aberdeen, South Dakota 57402-0430 * 605.225.8783 * Fax 605.225.0508
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota - Equal Opportunity Employer

CMC FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS - SCHEDULE I
DECEMBER 31, 2003

NET CAPITAL		
Total stockholders equity	$	10,000
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		10,000
Non-allowable costs		-
Net capital	$	10,000
BASIC NET CAPITAL REQUIREMENT		
Liabilities		-
Required percent		6.667%
Computed basic net capital requirement		-
Minimum net capital required		10,000
Net capital (from above)		10,000
Excess capital over minimum		-
COMPUTATION OF AGGREGATE INDEBTEDNESS		
A. Indebtedness		-
B. Net capital		10,000
Percent of debt to net capital (A divided by B)		100.0%

CMC FINANCIAL SERVICES, INC.
RECONCILIATION OF NET CAPITAL PER AUDIT REPORT TO NET CAPITAL PER FOCUS REPORT - SCHEDULE II
DECEMBER 31, 2003

Net capital, per FOCUS report	$	9,983
Audit adjustments		17
Net capital, as adjusted	$	10,000

EideBailly LLP

Consultants • Certified Public Accountants

To the Board of Directors
CMC Financial Services, Inc.
Las Vegas, Nevada

In planning and performing our audit of the financial statements of CMC Financial Services, Inc. ("Company") for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

24 Second Ave. SW * Aberdeen, South Dakota 57402-0430 * 605.225.8783 * Fax 605.225.0508
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota - Equal Opportunity Employer

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Eide Bailly LLP

Aberdeen, South Dakota
January 13, 2004